Exhibit 21.1

Subsidiaries of the Company

	Company	Place of Incorporation	Percentage held
	-----------------	---------------------------	---------------------
1	Alpha Sunray Sdn. Bhd.	Malaysia	100%

2	Median Digital Sdn. Bhd	Malaysia	100%

3	GNS Technology (M) Sdn. Bhd.	Malaysia	51%